Pfizer Inc. 235 East 42nd Street New York, N.Y. 10017-5755

May 19, 2016

VIA EDGAR

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Attention:	Ms. Cecilia Blye
Mr. Daniel Leslie

Re:	SEC Comment Letter dated April 5, 2016

Pfizer Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 1-03619

Dear Ms. Blye and Mr. Leslie:

On behalf of Pfizer Inc. (the “Company” or “Pfizer”), this letter responds to queries from the Staff of the Securities and Exchange Commission (the “Commission”) dated April 5, 2016, concerning the Form 10-K described above.

For your convenience, the Commission’s queries are repeated in bold below, followed by the response of the Company.

1.	We are aware of a 2015 article stating that you provided exclusive funding for a program that engaged in lobbying and advocacy in Sudan and worked with the government of Sudan. You provide in Exhibit 10.10 to the 10-K filed February 29, 2016 your Global Performance Plan, which appears to describe the compensation calculation for your employees’ performance related to countries including Sudan and Syria. You state on page 22 of the 10-K filed February 28, 2014 that during 2013 your activities included supplying medical products for use in Syria.

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Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

a.	Overview

Pfizer is a research-based, global biopharmaceutical company that brings therapies to people that extend, and significantly improve, their lives. Our global portfolio includes medicines, vaccines and medical devices, as well as many of the world’s best-known consumer healthcare products.

Pfizer conducts business in multiple jurisdictions throughout the world, including Sudan and Syria. In Sudan and Syria, the Company provides limited quantities and types of medicines and basic medical supplies (“Medical Products”) pursuant to licenses and other authorizations from the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and/or other U.S. and non-U.S. governmental entities, as applicable; and consistent with our corporate policies and global trade controls. Pfizer supplies these Medical Products to Sudan and Syria through authorized third-party distributors that are managed by Pfizer entities outside of Sudan and Syria. The Company does not have any subsidiaries, affiliates, or joint ventures in Sudan or Syria and we do not employ any colleagues in either country. In compliance with applicable laws and corporate policies, Pfizer occasionally also provides “one-off” donations of Medical Products to Sudan or Syria. Such donations are sent directly to in-country physicians, hospitals, clinics, or patients, which may include government-owned hospitals or clinics.

Beyond the authorized activities described above, the Company is not aware of any agreements or other interactions with the governments of Sudan or Syria (or entities that they control), except those that are ordinarily incidental and necessary to comply with Sudanese and Syrian government requirements related to supplying Medical Products, such as the provision of information and documentation in support of product registration, medical regulatory approval, Customs clearance, and adverse event reporting.

Pfizer, in a manner consistent with applicable laws and our corporate policies, will continue global activities aimed at improving the health and well-being of patients and consumers, including the authorized supply of Medical Products to Sudan and Syria.

Office of Global Security Risk U.S. Securities and Exchange Commission May 19, 2016	Page 3

b.	World Federation of Hemophilia

With respect to the article referenced in the Commission’s April 5, 2016 letter, we understand that you are referring to Pfizer’s relationship with the World Federation of Hemophilia (“WFH”). The WFH is a Canadian registered, not-for-profit organization, recognized by the World Health Organization since 1963, which is dedicated to improving the lives of people with hemophilia and other genetic bleeding disorders. Pfizer has supported the WFH’s mission for over ten years, through Medical Product and monetary donations. The WFH engages in a number of hemophilia-related programs and obtains donations from multiple companies and organizations world-wide.

i.	WFH Twinning Program

The WFH’s Twinning Program aims to “twin” a developed country’s blood disorder programs with those of a less developed country, to allow treatment, collaboration, and education. As the sole financial supporter of the Twinning Program, Pfizer provides a funding grant that comprises the program’s annual operating budget. The Company’s grant is not specific to any one country or “twinning,” but instead is for the program’s general use.

The Twinning Program operates over 30 “twinning” programs between developed and developing countries. Pfizer is not involved in the Twinning Program’s day-to-day activities, selection of “twins”, allocation of funding, or direction to pursue any specific endeavors. Pfizer understands from the WFH that a “twin” does not receive more than a few thousand dollars per year. WFH typically disburses funds to the developed country “twin” partner, since it generally has the expertise and logistical ability to execute the program’s initiatives.

Pfizer understands that the Twinning Program previously maintained a “twin” between Basingstoke, United Kingdom and Khartoum, Sudan, as well as one between France and Syria. In both cases, the program’s activities included advocacy with the relevant government in support of patient treatment activities.

Pfizer is not involved directly in the activities of the “twins”, and does not engage in any lobbying or other advocacy activities with the governments of the countries chosen by the Twinning Program. Pfizer does not designate donations to the Twinning Program for use in connection with a particular “twin”, and each program “twin” receives only a small percentage of the overall Twinning Program funds. In no case has any Pfizer funding been directed by the Twinning Program predominantly for use in Sudan or Syria.

ii.	Other WFH Programs

In addition to supporting the Twinning Program’s budget, a portion of Pfizer’s grant is used by the WFH to support the Global Alliance for Progress (“GAP”) program. The GAP program is a healthcare development project aimed at increasing the diagnosis and treatment of people with hemophilia and other bleeding disorders in approximately twenty developing countries. We understand that Pfizer is one of multiple donors to the GAP program, and that Pfizer donated funds represent a de minimis percentage of the donations contributed to the GAP

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program annually. We understand that no GAP funds have been used for Sudan. For Syria, the Company understands that GAP funds were used to promote healthcare training and other patient services. Similar to the Twinning Program, Pfizer is not involved in the day-to-day operations of the GAP program or the allocation of GAP program funding, and such funding is not predominately for use to support activities in Syria.

Finally we note that Pfizer and other organizations donate medicine to the WFH, which distributes these products to various organizations and regions/countries. The Company typically does not direct the WFH to provide products to any particular organization or region/country.1 Instead, based on regional/country needs, the WFH decides where to donate the products and handles the shipment of such donations to their destination. Pfizer understands that the WFH has donated its products to several countries, including Sudan and Syria. Given the humanitarian nature of these donations, there is no known requirement under relevant U.S. economic sanctions or export control regulations to obtain a license or other authorization.

Pfizer has discussed activities involving sanctioned countries with the WFH. Consistent with applicable legal requirements, Pfizer will continue to provide monetary and product donations to the WFH.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

Over the past three fiscal years and the subsequent interim period, the Company’s contacts with Sudan and Syria have been quantitatively immaterial. Total revenues from authorized sales of Medical Products during this period were approximately $3.4 million, which represents a de minimis percentage of the Company’s total revenues during the same time. The Company has no physical operations in either Sudan or Syria.

[1]	An exception to this general rule was made for the 2010 earthquake in Haiti.

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The purpose and nature of transactions in these countries has been humanitarian in nature, aimed at protecting the health and enhancing the day-to-day life of ordinary citizens. We do not believe that the Company’s donations to the WFH or de minimis sales to Sudan or Syria, either qualitatively or quantitatively raise concern for any adverse investor sentiment. The Company further believes that neither the activities described above, nor any potential associated reputational risk, constitute a material investment risk to its security holders, and that these activities do not have a material impact on its reputation or share value. In reaching these conclusions, the Company is cognizant of the fact that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. The Company believes that its contacts with Sudan and Syria are conducted in compliance with applicable law and consistent with the Company’s goal of working across developed and emerging markets to advance wellness, prevention, treatments, and cures that challenge the most feared diseases of our time.

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please feel free to contact me at 212-733-3451.

Best regards,

/s/ Margaret M. Madden

Margaret M. Madden

Vice President and Corporate Secretary,

Chief Counsel – Corporate Governance

cc:	Suzanne Hayes, Assistant Director, Division of Corporation Finance

Frank A. D’Amelio, Executive Vice President, Business Operations and Chief Financial Officer

Loretta V. Cangialosi, Senior Vice President and Controller

Dennis Whalen, Partner – KPMG LLP